UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1

(Name of Subject Company (Issuer))

SERVICIOS DE TECNOLOGIA AEROPORTUARIA, S.A. DE C.V.

(Offeror)

DAVID MARTÍNEZ

FINTECH HOLDINGS INC.

BAGUAL S.À R.L.

GRENADIER S.À R.L.

PEQUOD S.À R.L.

HARPOON S.À R.L.

EXPANSE S.À R.L.

(Other Persons)

Series B Shares of Common Stock (“Series B Shares”) and American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

40051022

(CUSIP Number of Class of Securities)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

with copies to

Adam Brenneman, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225 2000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filings persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☒          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1  Translation of Issuer’s Name: Central North Airport Group.

2  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

This filing on Schedule TO relates to a potential tender offer by Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) to purchase Series B Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”) and American Depositary Shares representing Series B Shares.  SETA is controlled by David Martínez, Fintech Holdings Inc., Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l., and Expanse S.à r.l. (together with SETA, the “Reporting Persons”).  If SETA were to proceed with such an offer, the Reporting Persons currently expect that any such offer would be for at least 19,505,578 Series B Shares of Common Stock of the Issuer (“Series B Shares”) (or 5% of the aggregate outstanding shares of the Issuer) and up to 97,527,889 Series B Shares (or 25% of the outstanding shares of the Issuer) for an expected purchase price of up to Ps.137 per Series B Share (or the corresponding price in US dollars American Depositary Share representing Series B Shares, based on the US dollar / Mexican peso exchange rate upon settlement). The expected offer amount and purchase price disclosed above and the willingness of the Reporting Persons to proceed with an offer are subject to change based on market conditions, obtaining financing, obtaining regulatory approval in the United States and Mexico, obtaining approval by the board of the Issuer and other factors, and there can be no assurance that the Reporting Persons will proceed with any offer.  The structure of the offer may change, and a different affiliate of the Reporting Persons, rather than SETA, may be the offeror.  As of the date of this Schedule TO, these plans remain preliminary and subject to change, and the Reporting Persons have not yet determined to proceed and have not commenced any tender offer.  The Reporting Persons do not expect to be in a position to commence an offer before the final week of January 2021.  The Reporting Persons anticipate that they would try to finalize their financing commitments in the first ten business days of any offer, and if they are able to obtain satisfactory financing commitments, they would disclose the terms of such financing commitments to the extent required by applicable law, any financing conditions would then be satisfied and the Reporting Persons would maintain the offer open for acceptances for the time prescribed by applicable law.

Exhibits

99.1

Schedule 13D/A, relating to Series B Shares and ADSs representing Series B Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., filed by David Martínez, Fintech Holdings Inc., Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l., Expanse S.à r.l. and Servicios de Tecnologia Aeroportuaria, S.A. de C.V on December 22, 2020

This notification is not an offer to purchase or a solicitation of an offer to sell any Series B Shares or American Depositary Shares representing Series B Shares.  Any solicitation or offer will only be made through separate materials filed with the SEC.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.  The potential tender offer for the outstanding Series B Shares or American Depositary Shares representing Series B Shares described in this notification has not yet commenced and may never commence.  If and when the planned offer is commenced, the Reporting Persons will file a tender offer statement on Schedule TO with the SEC.  The board of directors of the Issuer will be required to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer once the offer is announced.  THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS THAT WOULD BE USED IN CONNECTION WITH A POTENTIAL OFFER, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO SUCH OFFER.  Those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

This Schedule TO-C contains forward-looking statements relating to the potential commencement of a tender offer by the Reporting Persons for Grupo Aeroportuario del Centro Norte, S.A.B. de C.V Series B Common Shares and American Depositary Shares representing Series B Shares, and their expectations with regard to the proposed transaction. Specific forward-looking statements relate to the expected offer amount and purchase price.  These forward-looking statements are based on current intentions, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  The Reporting Persons undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.